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Marina's Cuisine

Food Truck

4 Columbia Terrace
Dorchester, MA 02125
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Data Room
Discussion
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THE PITCH
Marina's Cuisine is seeking investment to purchase new equipment, install a sound system, and redesi
Operating Pop-ups
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Early Investor Bonus: The investment multiple is increased to 1.6 for the next $5,000 invested.
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INVESTOR PERKS

Marina's Cuisine is offering perks to investors. You earn perks based on your total investment amount

VIP Invest $500 or more to qualify. Unlimited available

Investors will receive a 5% discount for all future purchases until May 2022.

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OUR STORY

Received Hawkers and Peddlers License from the State of Massachusetts

MARCH 1, 2021

Marina's Cuisine has been officially accepted into the Commonwealth Kitchen in Dorchester to serve

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Previous
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INTENDED USE OF FUNDS

With capital raised through Mainvest, we plan to redesign our food truck which we purchased with o
buy a new refrigerator, stove top grates, sound system, and serving stations.

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Q&A
What is your background? How did you get into the industry?

Marina Gibbs Olanipekun has been in the food industry for over 30 years. She managed her brothers
Sonny's Deli, near Egleston Square in the mid 90's, served in the Boston Caribbean Carnival, and als
existing restaurant in Dorchester. She is now ready and well prepared to start her own venture.

Why are you raising capital and why is now a good time?

We are raising capital as we have personally funded the purchase of our food truck, commissary app
certificates, and peddlers licenses. By raising capital, it will carry us over the finish line to launching
us with the opportunity to become more known in the community if local community members are in

What's the most interesting thing you've learned about your industry since you got started?

Since connecting with local community members and leaders, we have come to known that there is
which would increase accessibility to community members.

What is your background? How did you get into the industry?

Marina Gibbs Olanipekun has been in the food industry for over 30 years. She managed her brothers
Sonny's Deli, near Egleston Square in the mid 90's, served in the Boston Caribbean Carnival, and als
existing restaurant in Dorchester. She is now ready and well prepared to start her own venture.

Why are you raising capital and why is now a good time?

What's the most interesting thing you've learned about your industry since you got started?

Since connecting with local community members and leaders, we have come to known that there is
which would increase accessibility to community members.

This is a preview. It will become public when you start accepting investment.
THE TEAM
Marina Gibbs
CEO & Head Chef

Born and raised in Trinidad & Tobago, Marina Gibbs immigrated to the United States in 1992. Shortly
managed her brothers restaurant in the mid 90's called Sonny's Deli. Marina moved on to sell food in
solidified her culinary skills bringing the true taste of Trinidad to Boston's growing and diverse popul
in her spare time to visit the the local food scene.

Ursula Gaymes
COO (Chief Operations Officer)

A graduate of John D. O'Bryant High School and Regis College in Weston, Massachusetts. It was at F
Regis College's Black Student Organization (known today as Regis College's Black Student Union) ar
skills needed to run a business. Ursula gained knowledge on graphic design, event planning, marketi
entrepreneurial skills to allowed her to win Student Group of the Year within the first three years of it

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Truck Redesign $2,000
Square Register $760
Water Tank & Sink Installation $2,000
Sound System & Installation $1,000
Countertop Gas Hot Plate $1,500
Branding Materials $1,000
Permits $1,000
Marketing & Advertising Material $1,000
Portable Generator $1,900
Commissary & Incubation Period $1,000
Mainvest Compensation $840
Total $14,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5

Target Raise $14,000

Maximum Raise $15,000

Amount Invested $0

Investors 0

Investment Round Ends May 19, 2021

Summary of Terms

Legal Business Name Marina's Cuisine

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $5,000 invested

1.6×

Investment Multiple 1.5×

Business's Revenue Share 1%-1.1%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2028

Financial Condition

Historical milestones

Marina's Cuisine has been operating since JANUARY, 2020 and has since achieved the following mil

Secured food truck through personal finances, peddlers licenses, and food safety manager certifica

On March 1st, 2021, Marina's Cuisine was accepted into the Commonwealth Kitchen as their base of

No operating history

Marina's Cuisine was established in January, 2020. Accordingly, there are limited financial statement
review. When evaluating this investment opportunity, investors should consider factors outlined in th

Risk Factors
Limited Operating History

Marina's Cuisine is a newly established entity and due to COVID postponed opening their operation.
purchased their food truck through personal finances, secured hawkers and peddlers license, safe s
kitchen location.

With a strong reputation in the Boston area, Marina's Cuisine will become a household name in the lc

You Might Lose Your Money

Reliance on Management

As a securities holder, you will not be able to participate in Marina's Cuisine's management or vote or
decisions regarding Marina's Cuisine. Furthermore, if the founders or other key personnel of Marina's
Cuisine or become unable to work, Marina's Cuisine (and your investment) could suffer substantially

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption
other various assumptions regarding operations. The validity and accuracy of these assumptions wil
over which Marina's Cuisine and the key persons will have no control. Changes in assumptions or the
affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary sig
outcomes. Consequently, there can be no assurance that the actual operating results will correspon
Additionally, Marina's Cuisine is a newly established entity and therefore has no operating history fro
with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 1
after that one-year period, a host of Federal and State securities laws may limit or restrict your abilit
are permitted to sell, you will likely have difficulty finding a buyer because there will be no establishe
should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Marina's Cuisine might need to raise more capital in the future to fund/expand operations, buy prope
members, market its services, pay overhead and general administrative expenses, or a variety of oth
additional capital will be available when needed, or that it will be available on terms that are not adve
Marina's Cuisine is unable to obtain additional funding when needed, it could be forced to delay its b
altogether.

Changes in Economic Conditions Could Hurt Marina's Cuisine

Factors like global or national economic recessions, changes in interest rates, changes in credit marl
conditions, declining employment, changes in real estate values, changes in tax policy, changes in p
crises, among other factors are unpredictable and could negatively affect Marina's Cuisine's financia
operate. In the event Marina's Cuisine ceases operations due to the foregoing factors, it can not gua
operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws
laws, antitrust laws, and health care laws, could negatively affect Marina's Cuisine's financial perform
Specifically, any additional regulation on the industry could significantly negatively affect the busine

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Marina's Cuisine's management will coincide: you b
successful as possible. However, your interests might be in conflict in other important areas, includir
Cuisine to act conservative to make sure they are best equipped to repay the Note obligations, while
spend aggressively to invest in the business. You would like to keep the compensation of managers
much as they can.

Future Investors Might Have Superior Rights

If Marina's Cuisine needs more capital in the future and takes on additional debt or other sources of
have rights superior to yours. For example, they might have the right to be paid before you are, to re
greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities E

Any company whose securities are listed on a national stock exchange (for example, the New York S
of rules about corporate governance that are intended to protect investors. For example, the major L
companies to have an audit committee made up entirely of independent members of the board of di
outside relationships with Marina's Cuisine or management), which is responsible for monitoring Mar
law. Marina's Cuisine will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Marina
successful than your initial expectations.

You Do Have a Downside

Conversely, if Marina's Cuisine fails to generate enough revenue, you could lose some or all of your r

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Marina's Cuisine, and the revenue of Marina's C
disappear altogether) unpredictably, it is impossible to predict how much you will receive and when.
unpredictable, so is your ultimate return

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or con
ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations

This information is provided by Marina's Cuisine. Mainvest never predicts or projects performance, a
information. For additional information, review the official Form C filing with the Securities and Excha
website.
This is a preview. It will become public when you start accepting investment.
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